

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 20, 2007

Mr. Christopher Turley, Chief Financial Officer
Utah Uranium Corp.
Suite 1128, 789 West Pender Street
Vancouver, British Columbia
Canada V6C 1H2

> **Re:** **McNab Creek Gold Corp**
> **Form 10-KSB/A for the Fiscal Year Ended March 31, 2006**
> **Filed August 21, 2006**
> **File No. 000-50915**

Dear Mr. Turley:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief